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April 12, 2016

VIA EDGAR AND COURIER

H. Roger Schwall

Assistant Director

Office of Natural Resources

Securities and Exchange Commission

Mail Stop 4628

100 F Street N.E.

Washington, D.C. 20549

Ref.:	Nuverra Environmental Solutions, Inc.

Amendment No. 1 to Application for Qualification of Indenture on Form T-3

Filed March 17, 2016

File No. 022-29014

Dear Mr. Schwall:

On behalf of Nuverra Environmental Solutions, Inc. (the “Company”), we are today filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Company’s application for qualification of indenture on Form T-3 (the “Application”), which was originally submitted to the staff of the Commission (the “Staff”) on March 17, 2016. Amendment No. 1 is being filed with the Commission in response to comments received from the Staff contained in your letter dated April 8, 2016 (the “Comment Letter”) in connection with the Application.

For your convenience, we have reproduced below in italics the Staff’s comments, followed in each case by the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Application. Page references included in the Company’s responses are to those contained in Amendment No. 1.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  NEW YORK

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

*	ABDULAZIZ ALASSAF & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

Mr. Schwall

United States Securities and Exchange Commission

Pre-Filing Commencement of Exchange Offer

1.	You announced the commencement of your exchange offer on March 16, 2016. See Form 8-K filed on March 17, 2016. Therefore, it appears that you commenced the solicitation of your exchange offer before you filed the application for qualification of the indenture on Form T-3. This appears to conflict with Section 306(c) of the Trust Indenture Act of 1939. Accordingly, please disclose this potential violation and the possible risks associated with such pre-filing offers.

Response: The Company acknowledges that the Application was not filed until after the Exchange Offer was commenced. However, the Company respectfully notes that the Exchange Offer was commenced at 11:58 P.M. on March 16, 2016, while the Application was filed on March 17, 2016, rather than on March 16, 2016, as a result of the inability to submit filings to the Commission after 10:00 P.M on March 16, 2016. The Company represents that none of the Notes under the indenture to be qualified by the Application have been issued and covenants that none of such notes will be issued prior to the Application being declared effective.

In addition, the Company has added the following language under the section titled “Securities Act Exemption Applicable” on page 2 of Amendment No. 1 to address the Staff’s comment:

“The Company hereby acknowledges that, under Section 306(c) of the Trust Indenture Act, it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer or sell through the use or medium of any prospectus or otherwise any security which is not registered under the Securities Act and to which this subsection is applicable notwithstanding the provisions of Section 304 of the Trust Indenture Act, unless such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture, or while the application is the subject of a refusal order or stop order or (prior to qualification) any public proceeding or examination under Section 307(c) of the Trust Indenture Act. The failure to file an application on a timely basis could result in an enforcement or other action by the Commission.

The Company acknowledges that the Application was not filed until after the Exchange Offer was commenced. The Company represents that none of the Notes under the indenture to be qualified by the Application have been issued and covenants that none of such notes will be issued prior to the Application being declared effective.”

2.	Please advise us of the status and extent of your solicitation from the time you commenced the offer until the Form T-3 was filed on March 17, 2016. As part of your response, tell us if you disseminated the offering memorandum or actively marketed the exchange offer during the pre-filing period.

Response: As explained in Response to Comment #1 above, the Company disseminated the offering memorandum on March 16, 2016. However, the Company did not commence actively marketing the Exchange Offer until March 17, 2016.

Mr. Schwall

United States Securities and Exchange Commission

Required Filing on Form T-1

3.	Please file a statement of eligibility on Form T-1 as an exhibit to the Form T-3 to qualify the trustee. See Section 310(a)(1) of the Trust Indenture Act of 1939. Also make corresponding revisions to your Form T-3 disclosures, including the section captioned “Analysis of Indenture Provisions” and the exhibit list.

Response: The Company is filing a statement of eligibility on Form T-1 as an exhibit to Amendment No. 1. The Company has revised the disclosure on pages 10, 12, 13, 14 and 18 of Amendment No. 1 in response to this comment.

Exhibit 99.T3C

4.	Please re-file the form of indenture attached to the Form T-3 as Exhibit 99.T3C to identify the trustee designated on the Form T-1 that you file in response to the comment immediately above. Revise the exhibit list to precisely identify the exhibits using the number assigned to them in your filing via EDGAR.

Response: The Company is re-filing the form of indenture to identify the trustee designated on Form T-1 and has amended the exhibit list to identify the exhibits, as shown on pages 14 and 18 of Amendment No. 1.

******************

We thank you for your prompt attention to this filing. We hope the foregoing answers are responsive to your comments. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-8830 or Douglas Bartner at (212) 848-8190.

Very truly yours,

/s/ Robert Evans, Esq.

Robert Evans, Esq.

Enclosure

cc:	Joe Crabb – Chief Legal Officer, Nuverra Environmental Solutions, Inc.

Douglas Bartner – Shearman &Sterling, LLP